SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 2)*

Xinyuan Real Estate Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$ 0.0001 per share
(Title of Class of Securities)

98417P105**

(CUSIP Number)

November 24, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the Issuer's American Depositary Receipts, each representing two Common Shares. Beneficial ownership information in this Schedule is provided with respect to Common Shares.

Page 1 of 8 pages

CUSIP NO. 98417P105[1]	13G	Page 2 of 8 pages

1.	NAMES OF REPORTING PERSONS YONG ZHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	58,885,418
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	58,885,418
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,885,418
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	36.90
	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	See Note ** on Cover

CUSIP NO. 98417P105[1]	13G	Page 3 of 8 pages

1.	NAMES OF REPORTING PERSONS YUYAN YANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	58,885,418
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	58,885,418
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,885,418
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	36.90
	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	See Note ** on Cover

Item 1.

(a)	Name of Issuer:

Xinyuan Real Estate Co., Ltd.

(b)	Address of Issuer's Principal Executive Offices:

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

Item 2.

(a)	Name of Persons Filing:

Yong Zhang

Yuyan Yang

(b)	Address of Principal Business Office or, if none, Residence:

Yong Zhang

Xinyuan Real Estate Co. Ltd.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

Yuyan Yang

Xinyuan Real Estate Co. Ltd.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(c)	Citizenship:

Yong Zhang - People's Republic of China

Yuyan Yang - People's Republic of China

(d)	Title of Class of Securities:

Common Shares, par value US$ 0.0001 per share.

Page 4 of 8 pages

(e)	CUSIP Number:

98417P105

This CUSIP number pertains to the Issuer's American Depositary Receipts, each representing two Common Shares. Beneficial ownership information in this Schedule is provided with respect to Common Shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

NOT APPLICABLE

Page 5 of 8 pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Shares Beneficially Owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition	Shared power to dispose or direct the disposition
Yong Zhang	58,885,418	36.90	0	58,885,418	0	58,885,418
Yuyan Yang	58,885,418	36.90	0	58,885,418	0	58,885,418

Yong Zhang is the record owner of 28,400,000 Common Shares and of vested options to purchase 1,043,492 Common Shares. Mr. Zhang is the sole owner of Shining Gold Trading Limited, a British Virgin Islands company, which owns vested options to purchase 146,890 Common Shares. Mr. Zhang is also the sole owner of Universal World Development Co. Ltd., a British Virgin Islands Company, which owns 236,280 Common Shares. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Yong Zhang may be deemed to beneficially own all of the shares held by Shining Gold Trading Limited and Universal World Development Co. Ltd. The Common Shares beneficially owned by Yong Zhang include the 29,058,756 Common Shares beneficially owned by Yuyan Yang, his spouse.

Yuyan Yang does not directly own any Common Shares. Yuyan Yang is the sole owner of Star World Finance Limited, a British Virgin Islands company, which owns 23,800 Common Shares. In addition, pursuant to the terms of the Trust Deed establishing The Spectacular Stage Trust, dated November 24, 2015 between Ms. Yang, as Settlor, and HSBC International Trustee Limited, as Trustee (the "Trust"), the Trustee is required to obtain the prior written consent of Ms. Yang, as Protector, before making any direct or indirect dispositions of any Common Shares that constitute assets of the Trust and to vote Common Shares held by the Trust and cause any entity owned by the Trust directly or indirectly that holds Common Shares to vote such shares in accordance with instructions from Ms. Yang. Accordingly, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Ms. Yang may be deemed to beneficially own all of the Common Shares held directly or indirectly by the Trust. Spectacular Stage Limited, a British Virgin Islands company indirectly wholly owned by the Trust, owns 28,400,000 Common Shares and vested options to purchase 634,956 Common Shares. The Common Shares beneficially owned by Yuyan Yang include the 29,826,662 Common Shares beneficially owned by Mr. Zhang, her spouse.

Page 6 of 8 pages

Item 5. Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item. 8 Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9. Notice of Dissolution of a Group

NOT APPLICABLE

Item 10. Certification

NOT APPLICABLE

Page 7 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2015

/s/ Yong Zhang
Yong Zhang

/s/ Yuyan Yang
Yuyan Yang

Page 8 of 8 pages